# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WK Kellogg Co, CIK 0001959348
CUSIP: 92942W107
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: One Kellogg Square, P.O. Box 3599, Battle Creek, Michigan (MI), 49016-3599
Date of event which requires filing of this statement: 09/26/2025
Filed by CIK 0001188365
Persons authorized to receive notices and communications: Gordon Gund, 14 Nassau Street, Princeton, New Jersey (NJ), 08542-4523, 609-921-3633

## Reporting persons
- Gordon Gund (CIK 0001188365): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George Gund fbo George Gund III #7 dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George Gund fbo Agnes Gund #8 Fund A dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George Gund fbo Agnes Gund #8 Fund B dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George Gund fbo Agnes Gund #8 Fund C dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George Gund fbo Agnes Gund #8 Fund D dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George Gund fbo Gordon Gund #9 dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George Gund fbo Graham De C Gund #10 dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George Gund fbo Geoffrey De C Gund #11 dated 6-8-42: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Agnes Gund #3 dated 11-21-68: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: WK Kellogg Co
Address of issuer's principal executive offices: One Kellogg Square, P.O. Box 3599, Battle Creek, Michigan (MI), 49016-3599
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D supplements and amends the initial Schedule 13D originally filed by and on behalf of the undersigned on July 17, 2025 (the "Original Schedule 13D"). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment No. 1 shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

On September 26, 2025, Merger Sub merged with and into the Issuer on the terms and conditions set forth in the Merger Agreement, with the Issuer surviving the Merger as a wholly owned subsidiary of Acquiror. In connection with the completion of the Merger, each share of Common Stock was automatically cancelled, extinguished and converted into the right to receive $23.00 per share in cash, without interest. In connection with the closing of the Merger, the Issuer notified the New York Stock Exchange that the Merger had been consummated and, as a result, trading of the Issuer's Common Stock on the New York Stock Exchange was halted prior to the opening of trading on September 26, 2025 and the Issuer requested that the New York Stock Exchange file with the Securities and Exchange Commission a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Act to delist and deregister the Issuer's Common Stock. The Issuer intends to file with the Securities and Exchange Commission a Form 15 suspending the Issuer's reporting obligations under Sections 13 and 15(d) of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows: (a)-(b) As a result of the closing of the Merger as described in Item 4, the Reporting Persons ceased to beneficially own any Common Stock or to have voting or dispositive power with respect to any Common Stock. The responses of the Reporting Persons with respect to Rows 7 through 13 of each cover page to this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 1, none of the Reporting Persons has effected any transactions in Common Stock in the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: KeyBank National Association, as trustee of the Gund Trusts and certain other trusts for the benefit of certain members of the Gund family, has the right to receive or the power to direct the receipt of the proceeds from the disposition of the Reporting Persons' Common Stock described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be, collectively, the beneficial owners of more than five percent of the Common Stock on September 26, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement, dated as of September 30, 2025 between Gordon Gund, George Gund fbo George Gund III #7 dated 12-31-40, George Gund fbo Agnes Gund #8 Fund A dated 12-31-40, George Gund fbo Agnes Gund #8 Fund B dated 12-31-40, George Gund fbo Agnes Gund #8 Fund C dated 12-31-40, George Gund fbo Agnes Gund #8 Fund D dated 12-31-40, George Gund fbo Gordon Gund #9 dated 12-31-40, George Gund fbo Graham De C Gund #10 dated 12-31-40, George Gund fbo Geoffrey De C Gund #11 dated 6-8-42 and Agnes Gund #3 dated 11-21-68.

## Signatures
- Gordon Gund: /s/ Gordon Gund, Gordon Gund (09/30/2025)
- George Gund fbo George Gund III #7 dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank National Association, Trustee of the Reporting Person (09/30/2025)
- George Gund fbo Agnes Gund #8 Fund A dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank National Association, Trustee of the Reporting Person (09/30/2025)
- George Gund fbo Agnes Gund #8 Fund B dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank National Association, Trustee of the Reporting Person (09/30/2025)
- George Gund fbo Agnes Gund #8 Fund C dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank National Association, Trustee of the Reporting Person (09/30/2025)
- George Gund fbo Agnes Gund #8 Fund D dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank National Association, Trustee of the Reporting Person (09/30/2025)
- George Gund fbo Gordon Gund #9 dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank National Association, Trustee of the Reporting Person (09/30/2025)
- George Gund fbo Graham De C Gund #10 dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank National Association, Trustee of the Reporting Person (09/30/2025)
- George Gund fbo Geoffrey De C Gund #11 dated 6-8-42: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank National Association, Trustee of the Reporting Person (09/30/2025)
- Agnes Gund #3 dated 11-21-68: /s/ Beth Miller, Beth Miller, SVP of KeyBank National Association, Trustee of the Reporting Person (09/30/2025)